APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Glove City Brewing Company LLC
Balance Sheet - unaudited
8-31-21

	Current Period
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ -
Accounts Receivables	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Edward C Sturgess Jr, certify that:

1. The financial statements of Glove City Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Glove City Brewing Company has not been included in this Form as Glove City Brewing Company was formed on 09/01/2021 and has not filed a tax return to date.

Signature   *Edward C Sturgess Jr*

Name: Edward C Sturgess Jr

Title: Owner and CEO